

January 6, 2015

Via E-mail
James Darrell Thomas
Harley-Davison Credit Corp.
c/o Wilmington Trust Company
1100 North Market Street
Wilmington, Delaware 19890-1605

>   **Re: Harley-Davidson Motorcycle Trust 2011-2**
>   **Harley-Davidson Motorcycle Trust 2012-1**
>   **Forms 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed March 26, 2014**
>   **Supplemental Response**
>   **Filed December 19, 2014**
>   **File Nos. 333-157910-07 and 333-180185-01**

Dear Mr. Thomas:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Katherine Hsu

                                        Katherine Hsu
                                        Office Chief

cc: Bill Jue, Harley-Davidson Financial Services, Inc.